BMO Funds, Inc.

111 E. Kilbourn Ave., Suite 200

Milwaukee, WI 53202

May 25, 2016

VIA EDGAR

Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:

BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Wednesday, May 4, 2016 regarding Post-Effective Amendment Number 115 to the Registrant’s Form N-1A Registration Statement filed on March 18, 2016 (the “Post-Effective Amendment”) on behalf of the BMO Floating NAV Prime Money Market Fund (the “Fund”).  Separate letters were filed via EDGAR as correspondence on May 6, 2016 and May 12, 2016 in response to one of the comments.  The Registrant filed the Post-Effective Amendment for the purpose of registering the Fund as a new series of the Registrant.

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

1.

Comment:  Please confirm supplementally that, as disclosed in the Fee and Expense Table in the Prospectus, the Fund will charge no Shareholder Fees, including Sales Charges, Deferred Sales Charges, and Redemption Fees.

Response:  The Registrant confirms that the Fund will charge no Shareholder Fees.

Deborah O’Neal-Johnson

May 25, 2016

2.

Comment:  Please provide supplementally the Fee and Expense Table once the information is final.

Response:  For the information of the staff, the final Fee and Expense Table follows:

	Class Y	Premier Class
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 18 months of purchase)	None	None
Redemption Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%	0.15%
Distribution (12b-1) Fees	None	None
Other Expenses(1)	0.31%	0.06%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.47%	0.22%
Fee Waiver and Expense Reimbursement(2)	(0.01)%	(0.01)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(2)	0.46%	0.21%

____________________

(1)   Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.

(2)

BMO Asset Management Corp. (Adviser) has agreed to waive or reduce its investment advisory fee and reimburse expenses to the extent necessary to prevent class total annual operating expenses (excluding interest, taxes, brokerage commissions, other investment-related costs, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, and Acquired Fund Fees and Expenses) from exceeding 0.45% for Class Y and 0.20% for Premier Class through December 31, 2017.  This expense limitation agreement may not be terminated prior to December 31, 2017 without the consent of the Fund’s Board of Directors, unless terminated due to the termination of the investment advisory agreement.

3.

Comment:  Please confirm supplementally whether the Amended and Restated Rule 12b-1 Plan dated August 13, 2014 referenced in Part C is applicable to the Fund.

Response:  For the information of the staff, the Registrant confirms that the Amended and Restated Rule 12b-1 Plan dated August 13, 2014 referenced in Part C is applicable to other series of the Registrant and is not applicable to the Fund.

4.

Comment:  Please delete footnote 2 to the Fee and Expense Table if no expenses are expected to be waived.

Response: As indicated in the Response to Comment 2 above, the updated Fee and Expense Table discloses that 1 basis point of expenses is expected to be waived.

Deborah O’Neal-Johnson

May 25, 2016

5.

Comment:  In the lead-in paragraph to the one- and three-year cost Example in the Prospectus, please delete the reference to the Fee Waiver and Expense Reimbursement if no expenses are expected to be waived.

Response:  As indicated in the Responses to Comments 2 and 4 above, 1 basis point of expenses is expected to be waived.

6.

Comment:  In the “Principal Investment Strategies” section, the Fund discloses that the net asset value (NAV) of its shares will “float” by October 2016.  If the NAV of the Fund’s shares will not be floating when the Fund’s shares are first offered for sale, please revise the Fund’s name.

Response: For the information of the staff, the Registrant will change the Fund’s name to “BMO Institutional Prime Money Market Fund.”  The revised Fund name will be reflected in the Registrant’s Post-Effective Amendment to be filed on June 1, 2016.

7.

Comment:  In the “Principal Risks” section of the Prospectus, please revise Fees and Gates Risks to allow for the flexibility for the imposition of an intra-day fee or gate.

Response:  The Registrant has revised the disclosure in response to the staff’s comment.

8.

Comment:  In the section of the Prospectus entitled “How to Buy Shares – When Can Shares be Purchased,” please revise or delete as appropriate the bracketed sentence in the third paragraph regarding same-day settlement of transactions.

Response:  The Registrant has revised the disclosure in response to the staff’s comment.

9.

Comment:  In the section of the Prospectus entitled “How to Redeem and Exchange Shares – Liquidity Fees and Redemption Gates,” the Fund discloses that it will adopt policies and procedures regarding the use of liquidity fees and redemption gates on or before October 14, 2016.  Please consider how the Registrant will update the Fund’s Registration Statement to reflect the adoption of such policies and procedures.

Response:  The Registrant supplementally confirms that it will update the Registration Statement via prospectus supplement or Rule 485(b) filing, as appropriate, following the adoption of the policies and procedures.

10.

Comment:  In the “Account and Share Information–Portfolio Holdings” section, if the Fund’s portfolio holdings will be posted to the Fund’s website, please provide the link to the website.

Deborah O’Neal-Johnson

May 25, 2016

Response:  The Registrant has made the requested change.

* * *

If you have any questions regarding these responses, please contact the undersigned at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy

cc:

Working Group